Exhibit 15.2

CONSOLIDATED FINANCIAL STATEMENTS OF OOG TKP FPSO GmbH & Co KG

INDEPENDENT AUDITORS’ REPORT

OOG TKP FPSO GmbH & Co KG:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of OOG TKP FPSO GmbH & Co KG and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of income, partners’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of OOG TKP FPSO GmbH & Co KG and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

The accompanying consolidated balance sheet of OOG TKP FPSO GmbH & Co KG and subsidiaries as of December 31, 2013, and the related consolidated statements of income, partners’ equity, and cash flows for the period from June 13, 2013 to December 31, 2013 were not audited, reviewed, or complied by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 2, 2015

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. Dollars)

	Year Ended December 31, 2014	(unaudited) From June 10, 2013 to December 31, 2013
	$	$
Revenues	84,304	42,752

Vessel operating expenses (note 9b)	(24,933)	(14,232)
Depreciation (note 4)	(15,545)	(7,999)

Income from operations	43,826	20,521

Interest expense	(7,677)	(4,778)
Realized and unrealized (losses) gains on derivative instruments (note 7)	(6,657)	1,242
Other (expense) income	(449)	162

Net income and comprehensive income	29,043	17,147

See accompanying notes to the consolidated financial statements.

Related party transactions (note 9)

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at December 31,	(unaudited) As at December 31,
	2014 $	2013 $
ASSETS
Current assets
Cash and cash equivalents (note 6)	27,277	33,832
Accounts receivable, including non-trade of $1,966 (2013 - $1,221)	10,981	13,555
Due from related party (note 9a)	—	3,928
Other current assets	45	376

Total current assets	38,303	51,691

Long-term assets
Vessel and equipment (note 4)	358,025	371,593
Other non-current assets	11,430	14,047

Total assets	407,758	437,331

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities
Accounts payable	1,985	3,112
Accrued liabilities (note 5)	4,217	3,835
Due to related parties (note 9a)	15,524	22,843
Deferred revenue – current	6,101	2,938
Current portion of long-term debt (note 6)	26,400	25,050
Current portion of derivative liabilities (note 7)	3,601	4,044

Total current liabilities	57,828	61,822

Long-term liabilities
Long-term debt (note 6)	225,750	252,150
Deferred revenue – long-term	24,938	20,815
Derivative liabilities (note 7)	3,954	2,692

Total liabilities	312,470	337,479

Commitments and contingencies (notes 6, 7 and 9b)

Partners’ equity (note 8)
Capital contributions	103,357	103,357
Deficit	(8,069)	(3,505)

Total partners’ equity	95,288	99,852

Total liabilities and partners’ equity	407,758	437,331

The accompanying notes are an integral part of the consolidated financial statements.

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Year Ended December 31, 2014 $	(unaudited) From June 10, 2013 to December 31, 2013 $
OPERATING ACTIVITIES
Net income	29,043	17,147
Non-cash items:
Depreciation	15,545	7,999
Unrealized losses (gains) on derivative instruments (note 7)	819	(4,603)
Amortization of debt issuance costs	974	602
Change in operating assets and liabilities:
Accounts receivable	2,574	(3,767)
Due from/to related parties	(1,578)	4,321
Other current and non-current assets	1,974	1,206
Accounts payable	(1,127)	1,151
Accrued liabilities	382	620
Deferred revenue	7,286	3,666

Net operating cash flow	55,892	28,342

FINANCING ACTIVITIES
Scheduled repayments of long-term debt	(25,050)	(12,300)
Capital contributions from limited partners (note 8)	—	28,109
Distributions to limited partners (note 8)	(33,607)	(2,500)

Net financing cash flow	(58,657)	13,309

INVESTING ACTIVITIES
Expenditures for vessel and equipment	(3,790)	(35,578)

Net investing cash flow	(3,790)	(35,578)

(Decrease) increase in cash and cash equivalents	(6,555)	6,073
Cash and cash equivalents, beginning of the period	33,832	27,759

Cash and cash equivalents, end of the period	27,277	33,832

Supplemental cash flow information (note 10)

See accompanying notes to the consolidated financial statements.

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY

(in thousands of U.S. Dollars)

	Capital Contributions $	Deficit $	Total Limited Partners’ Equity $
Balance as at June 9, 2013 (unaudited)	75,248	(20,652)	54,596

Net income and comprehensive income (unaudited)	—	17,147	17,147
Capital contributions (note 8) (unaudited)	28,109	—	28,109

Balance as at December 31, 2013 (unaudited)	103,357	(3,505)	99,852

Net income and comprehensive income	—	29,043	29,043
Distributions (note 8)	—	(33,607)	(33,607)

Balance as at December 31, 2014	103,357	(8,069)	95,288

See accompanying notes to the consolidated financial statements.

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousands of USD, unless indicated otherwise)

1. Basis of Presentation and Significant Accounting Policies

The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or US GAAP). These consolidated financial statements include the accounts of OOG TKP FPSO GmbH & Co KG, which is a partnership formed under the laws of Austria, and its wholly owned subsidiaries (collectively, the Partnership). The following is a list of the subsidiaries of OOG TKP FPSO GmbH & Co KG:

Name of Subsidiaries	Jurisdiction of Incorporation	Proportion of Ownership Interest
OOG-TKP Producao de Petroleo Ltda.	Brazil	100%
OOG-TKP Operator Holdings Ltd.	Cayman Islands	100%

The Partnership’s operations comprise of the ownership, day-to-day operation and charter of the floating, production, storage and offloading FPSO unit Cidade de Itajai (or the FPSO Unit) to Petrobras Brasileiro S.A. for a period of nine years, renewable for another six years at the option of the charterer. The FPSO unit commenced operations on February 8, 2013.

OOG TKP FPSO GmbH & Co KG is owned 50% by Tiro Sidon UK LLP, a wholly-owned subsidiary of Teekay Offshore Partners L.P., and 50% by OOG Tiro & Sidon GmbH. Teekay Offshore Partners L.P. purchased its 50% interest in the Partnership on June 10, 2013. These financial statements cover the period after Teekay Offshore Partners L.P. purchased its 50% ownership interest and consequently cover the fiscal period from June 10, 2013 to December 31, 2013 (or the 2013 Period) and the fiscal period from January 1, 2014 to December 31, 2014. The financial statements for the 2013 Period are unaudited. However, such financial statements reflect all adjustments consisting solely of normal recurring adjustments, necessary for a fair presentation of the period presented. Intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Partnership evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were available to be issued which was April 2, 2015.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership is U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year end exchange rates. Resulting gains and losses are reflected separately in the consolidated statements of income in other (expense) income.

Operating revenues and expenses

The Partnership recognizes revenues from FPSO contracts accounted for as operating leases on a straight line basis daily over the term of the charter as the applicable vessel operates under the charter. Lump sum amounts received by the Partnership from a charterer to compensate the Partnership for modifications done to the FPSO Unit specifically requested by the charterer are deferred and amortized to revenue on a straight-line basis over the remaining term of the charterer. Unamortized deferred revenue is presented as deferred revenue in the consolidated balance sheets. Receipt of incentive-based revenue is dependent upon its operating performance and such revenue is recognized when earned by fulfillment of the applicable performance criteria. Contingent revenue from inflation indexation is recognized as revenue upon resolution of the contingency. The Partnership does not recognize revenue during days that the vessel is off hire unless the contract provides for compensation while off hire. Revenue is presented net of taxes, which consisted of $2.2 million during 2014 and $1.6 million during the 2013 Period.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are recognized when incurred. The cost to import the FPSO Unit to Brazil is deferred and amortized to vessel operating expenses on a straight-line basis over the nine year term of the contract. The unamortized deferred cost is presented in other non-current assets on the consolidated balance sheets.

Cash and cash equivalents

The Partnership classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash.

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousands of USD, unless indicated otherwise)

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered.

Vessel and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standard required to properly service the Partnership’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. With the exemption of the anchors and mooring lines, which are depreciated using an estimated life of 18 years, depreciation is calculated using an estimated useful life of 25 years for the FPSO Unit, from the date the vessel is delivered from the shipyard.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Vessels and equipment are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, relating to bank loan facilities are deferred and presented as other non-current assets. Debt issuance costs are amortized using the effective interest rate method over the term of the relevant loan. Amortization of deferred debt issuance costs are included in interest expense in the consolidated statements of income.

Income taxes

The Partnership’s Brazilian subsidiary is subject to income taxes. The Partnership accounts for such taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Partnership’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the consolidated financial statements based on guidance in the interpretation. The Partnership recognizes interest and penalties related to uncertain tax positions in income tax (expense) recovery.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership does not apply hedge accounting to its derivative instruments.

For derivative financial instruments that are not designated or that do not qualify as accounting hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps are recorded in realized and unrealized (losses) gains on derivative instruments in the consolidated statements of income.

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousands of USD, unless indicated otherwise)

2. Accounting Pronouncement Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Partnership is evaluating the effect of adopting this new accounting guidance.

3. Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents - The fair value of the Partnership’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term debt – The fair values of the Partnership’s variable-rate long-term debt are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Derivative instruments – The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

The Partnership categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis:

		December 31, 2014		December 31, 2013
	Fair Value	Carrying	Fair	Carrying	Fair
	Hierarchy	Amount	Value	Amount	Value
	Level	Asset	Asset	Asset	Asset
		(Liability)	(Liability)	(Liability)	(Liability)
		$	$	$	$
				(unaudited)	(unaudited)
Recurring:
Cash and cash equivalents	Level 1	27,277	27,277	33,832	33,832
Derivative instruments (note 7)
Interest rate swap agreements	Level 2	(8,877)	(8,877)	(8,165)	(8,165)
Other:
Long-term debt (note 6)	Level 2	(252,150)	(248,327)	(277,200)	(276,882)

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousands of USD, unless indicated otherwise)

4. Vessel and Equipment

	Cost	Accumulated depreciation	Net book value
	$	$	$
Balance, June 9, 2013 (unaudited)	346,997	(4,796)	342,201
Additions (unaudited)	37,391	—	37,391
Depreciation (unaudited)	—	(7,999)	(7,999)

Balance, December 31, 2013 (unaudited)	384,388	(12,795)	371,593
Additions	1,977	—	1,977
Depreciation	—	(15,545)	(15,545)

Balance, December 31, 2014	386,365	(28,340)	358,025

5. Accrued Liabilities

	December 31, 2014	December 31, 2013
	$	$
		(unaudited)
Interest	1,617	1,785
Interest rate swaps (see note 7)	1,322	1,429
Other	1,278	621

	4,217	3,835

6. Long-Term Debt

	December 31, 2014	(unaudited) December 31, 2013
	$	$
U.S. Dollar denominated debt due through October 2021	252,150	277,200
Less current portion	26,400	25,050

Long-term portion	225,750	252,150

As at December 31, 2014, the Partnership had one loan facility, which reduces over time with semi-annual payments and matures in October 2021. As of December 31, 2014, the remaining semi-annual payments range from $12.9 million to $17.6 million and there is a $54.0 million bullet amount owing upon maturity of the facility in October 2021. This loan is collateralized by a first-priority mortgage on the FPSO Unit, together with other related security.

Interest payments on the loan facility are based on LIBOR plus a margin. At December 31, 2014, and 2013, the margin was 2.15%. The margin increases to 2.45% on the fifth anniversary of the commencement of the existing charter contract, which occurs in 2018. The effective interest rate on the Partnership’s loan facility as at December 31, 2014 and 2013 was 2.5%. This rate does not include the effect of the Partnership’s interest rate swaps (see note 7).

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2014 are $26.4 million (2015), $27.8 million (2016), $29.3 million (2017), $30.6 million (2018), $32.3 million (2019) and $105.8 million (thereafter).

If the Partnership is unable to repay debt under this loan facility, the lenders could seek to foreclose on this asset. The Partnership’s loan facility requires the Partnership maintain debt service coverage ratio for each of the two prior six-month periods of greater than 1.1 to 1.0. As at December 31, 2014 the Partnership was in compliance with all covenants of this loan facility.

As of December 31, 2014, the Partnership maintained $12.8 million ($12.8 million – 2013) of cash balances in bank accounts required for the payment of future operating expenses and debt repayments. Such amounts have been placed in such bank accounts pursuant to an accounts agreement with the lenders of the loan facility. The Partnership may obtain one or more letters of credit in lieu of keeping such cash balances.

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousands of USD, unless indicated otherwise)

7. Derivative Instruments

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies. The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR denominated borrowings. As at December 31, 2014, the Partnership was committed to the following interest rate swap agreements:

Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Notional	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	225,266	(8,877)	6.6	2.63

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2014 was 2.15%.
(2)	Notional amount reduces semi-annually in amounts ranging from $11.5 million to $15.7 million.

Tabular disclosure

The following table presents the location and fair value amounts of the Partnership’s interest rate swaps on the Partnership’s balance sheets.

		Current
		portion of
	Accrued	derivative	Derivative
	liabilities	liabilities	Liabilities	Total
	$	$	$	$
December 31, 2014	1,322	3,601	3,954	8,877
December 31, 2013 (unaudited)	1,429	4,044	2,692	8,165

Realized and unrealized (losses) gains of interest rate swaps that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (losses) gains on derivative instruments in the consolidated statements of income. The effect of the (losses) gains on these interest rate swap agreements on the consolidated statements of income for the periods presented below are as follows:

	Year Ended December 31, 2014	(unaudited) From June 10, 2013 to December 31, 2013
	$	$
Realized losses	(5,838)	(3,361)
Unrealized (losses) gains	(819)	4,603

Total realized and unrealized (losses) gains on derivative instruments	(6,657)	1,242

The Partnership is exposed to credit loss in the event of non-performance by the six counterparties of the interest rate swaps, all of which are financial institutions. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousands of USD, unless indicated otherwise)

8. Partners Equity

OOG TKP FPSO GmgH & Co KG, a limited partnership, was formed in June 2011. Tiro Sidon UK LLP and OOG Tiro & Sidon GmbH are the Partnership’s Limited Partners, with each having a 50% share of the limited partner interests. The Partnership’s General Partner is OOG-TKP FPSO GmbH. The Partnership’s Limited Partners also have a 50% interest in the General Partner. Tiro Sidon UK LLP is a wholly-owned subsidiary of Teekay Offshore Partners L.P. Teekay Corporation (or Teekay) is the ultimate parent company of both Teekay Offshore Partners L.P. and Tiro Sidon UK LLP. Odebrecht Oleo E Gas S.A. (or OOG) is the ultimate parent company of OOG Tiro & Sidon GmbH.

The partnership interest of each Limited Partner is equal to the proportion of each Limited Partner’s capital contributions. The General Partner neither participates in the profits nor losses or assets of the Partnership. However, the General Partner receives an amount equal to 10% of its registered share capital as compensation for managing and representing the partnership. The Limited Partners are expressly excluded from managing or representing the Partnership.

The registered capital of the Partnership is two thousand euros. During December 2013, $28.1 million of capital contributions were made to the Partnership by the Limited Partners. During June 2014 and October 2014, the Partnership declared distributions of $14.8 million and $18.8 million, respectively, to the Partnership’s Limited Partners. In addition, the Partnership paid distributions of $2.5 million to the Partnership’s Limited Partners in June 2013 that were declared in May 2013.

9. Related Party Transactions

a.	The amounts due to and from related parties are non-interest bearing, unsecured and have no fixed repayment terms. Balances with related parties are as follows:

			(unaudited)
	December 31. 2014		December 31. 2013
	Assets	Liabilities	Assets	Liabilities
	$	$	$	$
OOG-TKP Oil Services Ltd. (1)	—	1,570	3,928	3,272
Odebrecht Oleo E Gas S.A.	—	1,002	—	3,479
Teekay Petrojarl Producao Petrolifera Do Brasil Ltda. (2)	—	86	—	361
OOG-TKP FPSO GmbH	—	85	—	—
Tiro Sidon L.L.C. (2)	—	12,781	—	15,731

	—	15,524	3,928	22,843

(1)	A jointly owned company of wholly-owned subsidiaries of Teekay Offshore Partners L.P. and Odebrecht Oleo E Gas S.A.
(2)	A wholly-owned subsidiary of Teekay Offshore Partners L.P.

b.

The Partnership has entered into a vessel maintenance agreement, services agreement, partnership agreement and secondment agreements with subsidiaries of Teekay and OOG, or entities jointly controlled by Teekay and OOG. Pursuant to such agreements, these entities incur certain costs to operate the FPSO Unit and manage the business of the Partnership and charge such costs to the Partnership either at a fixed fee or at cost plus a reasonable markup. These services are measured at the exchange adjustment amount between the parties. For the periods indicated, these amounts were as follows:

	Year Ended December 31, 2014	(unaudited) From June 10, to December 31, 2013
	$	$
Vessel operating expenses - OOG-TKP Oil Services Ltd.	4,755	1,435
Vessel operating expenses - Odebrecht Oleo E Gas S.A.	2,488	1,593
Vessel operating expenses - Teekay Petrojarl Producao Petrolifera Do Brasil Ltda.	394	361
Vessel operating expenses - OOG-TKP FPSO GmbH	85	—

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousands of USD, unless indicated otherwise)

10. Supplemental Cash Flow Information

Cash paid for interest on long-term debt during the year ended December 31, 2014 and the 2013 Period totaled $6.9 million and $3.8 million (unaudited), respectively.

11. Operating Lease

As at December 31, 2014, the minimum scheduled future amounts in the next five years to be received by the Partnership for the lease and non-lease elements under the existing charter for the FPSO Unit is approximately $75.4 million (2015), $75.6 million (2016), $75.4 million (2017), $75.4 million (2018) and $75.4 million (2019).

Minimum scheduled future amounts do not include revenue generated from revenue from unexercised option periods as of December 31, 2014, variable or contingent revenues and the amortization of deferred revenue received in periods prior to 2015. Therefore, the minimum scheduled future amounts should not be construed to reflect total charter hire revenues for any of the years. In addition, the minimum scheduled future amounts to be received do not reflect estimated off-hire time. Actual off-hire time may vary given unscheduled future events such as vessel maintenance. Furthermore, the non-lease element of the existing charter is denominated in Brazilian Real. As such, actual amounts received measured in US dollars will depend upon the prevailing currency exchange rate between the Brazilian Real and the US dollar.